May 11, 2006

Mail Stop 4561

Mr. Thomas J. Wurtz
Senior Executive Vice President and Chief Financial Officer
Wachovia Preferred Funding Corp.
One Wachovia Center
Charlotte, NC 28288

      RE: **Wachovia Preferred Funding Corp.**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed March 30, 2006
                File No. 1-31557

Dear Mr. Wurtz:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                Sincerely,

                Linda van Doorn
                Senior Assistant Chief Accountant